EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE (LOSS) EARNINGS(1)
For The Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands, except per share data)
BASIC (LOSS) EARNINGS PER SHARE
Average common shares outstanding	124,209	113,962	81,294

Net loss	$(1,322,277)	$(525,355)	$(1,670,018)

Basic loss per share	$(10.65)	$(4.61)	$(20.54)

DILUTED LOSS PER SHARE
Adjusted weighted average shares outstanding:
Average common shares outstanding	124,209	113,962	81,294
Common stock equivalents	—	—	—

Adjusted weighted average diluted shares outstanding	124,209	113,962	81,294

Net loss	$(1,322,277)	$(525,355)	$(1,670,018)

Diluted loss per share	$(10.65)	$(4.61)	$(20.54)

(1)	The diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.